TRAVELMATE ROBOTICS, INC.

Financial Statements For The Year Ended December 31, 2019

TRAVELMATE ROBOTICS, INC.
BALANCE SHEET
DECEMBER 31, 2019
_____

ASSETS

CURRENT ASSETS		
Cash	$	435,869
TOTAL CURRENT ASSETS		435,869
NON-CURRENT ASSETS		
Intangible Assets- Patent		28,512
TOTAL NON-CURRENT ASSETS		28,512
TOTAL ASSETS		464,381

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Income Tax Payable		56,014
TOTAL CURRENT LIABILITIES		56,014
NON-CURRENT LIABILITIES		
Deferred revenue		906,377
Loan from Shareholders		36,255
TOTAL LIABILITIES		998,645
SHAREHOLDERS' EQUITY		
Common Stock- Class A (7,500,000 shares authorized and issued; $.00001 par value)		75
Common Stock- Class B (2,500,000 shares authorized and issued; $.00001 par value)		25
Additional Paid in Capital		1,535
Retained Deficit		(535,900)
TOTAL SHAREHOLDERS' EQUITY		(534,265)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	464,381

See accompanying notes, which are an integral part of these financial statements.

TRAVELMATE ROBOTICS, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2019

Operating Income	
Sales, Net	$ 625,704
Cost of Goods Sold	87,632
Gross Profit	538,072
Operating Expense	
General & Administrative	66,332
Rent	6,562
Advertising	6,253
Legal & Professional	4,441
	83,589
Net Income from Operations	454,483
Other Expense	
State and Local Tax	(825)
Net Income Before Provision for Income Tax	453,658
Provision for Income Tax at 12%	56,014
Net Income After Tax	$ 397,644

TRAVELMATE ROBOTICS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities		
Net Income For The Period	$	397,644
Increase in Tax Payable		56,014
Net Cash Flows From Operating Activities		453,658
Cash Flows From Financing Activities		
Payments on Stockholder Loan		(36,782)
Increase in Additional Paid in Capital		1,535
Net Cash Flows From Investing Activities		(35,247)
Cash at Beginning of Period		17,459
Net Increase In Cash		418,411
Cash at End of Period	$	435,869

See accompanying notes, which are an integral part of these financial statements.

TRAVELMATE ROBOTICS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

_____

	Common Stock- Class A		Common Stock- Class B		Additional Paid in Capital	Retained Earnings	Total Shareholders' Equity
			Number	Amount			
Balance at December 31, 2018	7,500,000	$ 75	2,500,000	$ 25	$ -	$ (933,543)	$ (933,443)
Issuance of Stock	-	-	-	-	-		-
Additional Paid in Capital					1,535		1,535
Net Income							397,644
Balance at December 31, 2018		$ 75		$ 25	$ 1,535	$ (933,543)	$ (534,265)

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Travelmate Robotics, Inc. (the "Company") was incorporated under the laws of the state of Nevada in July 2016. The Company has developed a fully autonomous suitcase and robot to market and sell worldwide.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue is stated net of returns, which were $47,859 for the year ended December 31, 2019.

Deferred revenue represents amounts received from crowdfunding and distributors in advance for products.

Rent

As of December 31, 2019, the Company occupied office space under a month-to-month operating lease arrangement. There are no future minimum payments due under lease.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

Property and equipment are stated at cost. Expenditures for additions, renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expenses as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in income.

Depreciation

Depreciation is computed by using the straight-line method for financial reporting and accelerated methods for federal income tax purposes.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Statement of Cash Flows

The statement of cash flows classifies changes in cash and cash equivalents according to operating, investing or financing activities. For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Advertising

Advertising costs are expensed as incurred.

Intangibles

Patents are amortized on a straight-line basis over their remaining useful life.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE 2- INCOME TAXES

Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards. The following table presents the deferred tax assets and liabilities by source:

	2019	2018	2017
Deferred tax assets:			
Net operating loss carryforwards	$ -	66,242	120,682
Valuation allowance		(66,242)	(120,682)
Net deferred tax assets	$ -	-	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended prior to 2019. The valuation allowance decreased to $0 during the year ended December 31, 2019. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21%. The effective rate is reduced to 12% for 2019 due to the Company's use of its deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2019, the Company exhausted all available net operating loss carryforwards.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2019 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

NOTE 3- STOCKHOLDER LOAN

A Stockholder of the Company has advanced amounts to the Company. Amounts are unsecured, noninterest bearing and without specific repayment terms. As of December 31, 2019, the amount outstanding was $36,255.

NOTE 4- COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

The Company's working capital for product development has been obtained primarily through crowdfunding. The future growth of the Company will depend on, among other things, its ability to create revenue from product sales. Future growth cannot be assured, as it is subject to various risk factors.

NOTE 5- EQUITY

The Company has authorized two classes of equity- Class A and Class B Common Stock. Class A Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Class B Common Shareholders do not have voting rights.

NOTE 6- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE 7- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE 8- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 22, 2019, the date that the financial statements were available to be issued.